082-35060

QBE
Insurance Group

RECEIVED
2007 JUL 27 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9235 3166
DX 10171 Sydney Stock Exchange

July 18, 2007

Mr M Coco
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
WASHINGTON, D.C. 20549
U S A

07025553

SUPPL

Dear Mr Coco:

re: **New Rule 12g3-2(e) and Rule 12g3-2(f) – Exemption for QBE Insurance Group Limited**

Further to our letter of 2 July 2007, with which we attached hard copies of documents for the June 2007 quarter under our 12g3-2(b) exemption, we wish to partially utilise this exemption by setting up a SEC Disclosure portal on our website www.qbe.com.

To access this portal, you need to go to:

www.qbe.com, Investor Information, Corporate Governance, **SEC Disclosures** (link http://www.qbe.com/Version_2/investors/html/investors/QBE_investors_sec_information.html).

Documents lodged with the ASX (Australian Securities Exchange) since July 1, 2007 will be posted there as per SEC requirements. Documents lodged with ASIC and otherwise made available to shareholders will be sent to you by hard copy as usual.

Yours sincerely,

D Ramsay

Duncan Ramsay
General Counsel and Company Secretary

PROCESSED
AUG 01 2007
THOMSON FINANCIAL

dw 7/30

END